 Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Announces Major New Design Win:
Networking Equipment Giant Chooses Silicom’s
SD-WAN Smart Platform

KFAR SAVA, Israel – October 12, 2021, - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that one of the world’s largest networking equipment providers has selected Silicom’s SD-WAN Smart Platform for its advanced next-generation branded solution. To date, the client has already placed initial significant purchase orders, with plans to begin ramping quantities in 2022 to a level that will make it one of Silicom’s largest customers.

The design win came after several of the client’s end-users selected and successfully deployed Silicom solutions as the hardware platform for decoupled/disaggregated networks based on the client’s software solution. After seeing how well the Silicom offerings performed and evaluating their unique features, the client made the strategic decision to adopt customized models under its own brand name to use in its newest end-to-end SD-WAN offerings.

“This is a major, major win for Silicom that we believe will become a strong growth driver following the initial ramp up period,” commented Shaike Orbach, Silicom’s CEO. “Our growth in the SD-WAN space, which began with branded solutions and then moved to the decoupled and disaggregated market, has now come full circle, with our leadership in that space leading this giant to select our solutions for its branded networks.”

Mr. Orbach continued, “In fact, as the SD-WAN market continues to grow and develop, we find ourselves securing more and more design wins, confirming the value that SD-WAN networks of all architectures – traditional as well as decoupled/disaggregated – gain from the flexibility, control and networking power we provide. As this space moves into the mainstream, we expect many of these design wins to ramp up during 2022 and beyond.”

##

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 212 378 8040 E-mail: silicom@gkir.com